DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue

New York, New York 10158

Tel:  (212) 557-7200

May 14, 2014

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Blue Earth
Registration Statement on Form S-1
Last Filed May 12, 2014
File No.: 333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s oral comments given to us telephonically on May 14, 2014.  The comments are repeated in the order given to us with our responses to follow in order.  The Company has filed Amendment No. 9 to its Registration Statement on Form S-1 on this date.

1.

Remove the Class A Warrants from registration under this Registration Statement.

Response:

The Class A Warrants have been removed from the registration statement in all applicable places.

2.

Please file Amendment No. 9 with the delaying language.

Response:

This comment has been complied with on page (iii).

3.

Check the appropriate box on the Registration Statement Cover Page as to the Company’s filing status.  Add an explanatory note under “Recent Developments” explaining the Company’s filing history and its current status.

Response:

This comment has been complied with on the cover page and on page 6 under “Recent Developments.”

4.

The risk factor on page 27 titled “Our Proposed Governance Documents” should be revised as two separate risk factors.  The first should explain how the poison pill will work and its effect.  The second should explain the Company’s existing common stock capitalization and the need to increase the authorized common stock and the effect of doing so.

Response:

This comment has been complied with on page 24.

5.

Please consider whether additional disclosure is needed about what the effect will be if the Company does not lend an additional $4.5 million to NGP vis-à-vis the $300 million NGP pipeline commitment to the Company.

Response:

The Company’s failure to make the additional loan would not place the pipeline at risk.  The first payment contractually committed them to work with the Company.  Joint effort towards finalizing EPC contracts that convert pipeline to backlog is continuing alongside discussions on an additional loan.  A yes or no on the loan will not have an effect on converting pipeline to backlog.  Management of the Company does not believe any additional disclosure is required for the prospectus to be effective, because the verbal discussions and the ongoing progress toward EPC contacts support the fact that the Company’s disclosures at this time are accurate for both the loan and the pipeline.  It would only be appropriate to make additional disclosures if management felt the loan decision would negatively impact the pipeline.

6.

Please confirm that all disclosures concerning the Company's Strategic Agreement with NGP and Taleson reflect both written and oral reports.

Response:

This comment has been complied with on pages 5, 31, 36 and 38.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:  Dr. Johnny R. Thomas

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